787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

October 8, 2014

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

Attention: Jim O’Connor, Esq.

100 F Street, N.E.

Washington, DC 20549

Re:	TD Asset Management USA Funds Inc. (the “Registrant”)

Post-Effective Amendment No. 65 to Registration Statement on Form N-1A

Securities Act File No. 33-96132

1940 Act File No. 811-9086

Dear Mr. O’Connor:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned on September 12, 2014 regarding Post-Effective Amendment No. 65 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and Amendment No. 66 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed with the Commission on July 30, 2014 (the “Amendment”). The Amendment contains the prospectus and statement of additional information (“SAI”) of the TDAM Tactical Opportunities Fund (the “Fund”), a series of the Registrant.

For your convenience, the substance of the Staff’s comments has been restated below to the best of the Registrant’s understanding. The Registrant’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

October 13, 2014

PROSPECTUS

Summary – Fees and Expenses of the Fund

Comment No. 1:     Please confirm that the Board of Directors does not currently intend to terminate the expense limitation agreement relating to the Fund within a year from the effective date of the Amendment.

Response:     The Registrant confirms that, to the best of its knowledge, the Board of Directors has no current intention to terminate the expense limitation agreement relating to the Fund within a year from the effective date of the Amendment.

Summary – Principal Investment Strategies

Comment No. 2:     The Principal Investment Strategies section states that the Fund “primarily seeks to gain exposure to such asset classes by investing in exchange-traded funds (“ETFs”), other mutual funds (including other TDAM-advised funds), and derivative instruments that provide exposure to such asset classes, but may also invest directly in securities from such asset classes.” Please disclose what is meant by the term “primarily” in this context, and disclose whether the Fund will be a fund-of-funds.

Response:     The Registrant respectfully declines to take this comment. The use of the term “primarily” in this context is meant to indicate that a significant percentage of the Fund’s assets will be invested in the specified types of securities and financial instruments, but not any specific percentage. The Fund’s investment in the specified types of securities and financial instruments will fluctuate from time to time. The Registrant believes that the use of the term “primarily” is informative to shareholders and accurately describes the manner in which the Fund’s assets will be invested. In addition, the Fund’s investment in other funds will be consistent with the above-referenced disclosure. The Registrant is not aware of any requirement to state that it is a “fund-of-funds.”

Comment No. 3:     The Principal Investment Strategies section states that the Fund may invest in ETFs that hold or track the price of gold. Because ETFs cannot hold gold directly, please explain the meaning of this statement.

Response:     The Registrant notes that certain ETFs that are not registered investment companies hold gold directly.

Comment No. 4:     Please consider the Staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 (the “ICI Letter”). Specifically, please review the disclosure and revise as necessary to conform with the following statement from the ICI Letter: “the disclosure concerning the principal risks of the fund should similarly be tailored to the types of derivatives used by the fund, the extent of their use, and the purpose for using derivative transactions.”

October 13, 2014

Response:     The Fund intends to use futures and options on a principal basis. Accordingly, the references to forwards and swaps as principal investments have been deleted.

Comment No. 5:     The Principal Investment Strategies section states that TDAM “will dynamically shift the allocations within the Fund between different asset classes, markets and currencies….” Please explain the meaning of “dynamically shift” and ensure that the disclosure in this section is in plain English.

Response:     The Registrant has revised the above-referenced disclosure to replace the terms “dynamically shift” with “actively adjust.”

Principal Risks

Comment No. 6:     Please describe the additional layer of fees that will be created by the Fund’s investments in REITs. Please confirm to us that these fees will be included in the “other expenses” line of the fee table. Please also disclose, where appropriate, that to the extent the Fund invests in REITs, its distributions are likely to be taxable as ordinary income, rather than being eligible for the 15% rate on qualified dividends.

Response:     The Registrant has added the following disclosure to the risk factor entitled “REIT Risk”:

The Fund will indirectly bear its proportionate share of expenses incurred by REITs in which the Fund invests in addition to the expenses incurred directly by the Fund.

The Registrant respectfully submits that the fees and expenses of the REITs in which the Fund invests are not required to be included in the “Other Expenses” line item of the Fund’s fee table.

The tax section of the Prospectus includes the following disclosure: “Qualified dividend income generally includes dividends received by a Fund from domestic and some foreign corporations. It does not include income from investments in debt securities or, generally, from real estate investment trusts.” In addition, the discussion of REITs in the SAI contains the following statement:

Generally, dividends received by a Fund from REIT shares and distributed to the Fund’s shareholders will not constitute “qualified dividend income” eligible for the reduced tax rate applicable to qualified dividend income; therefore, the portion of the dividend income attributable to REIT shares held by the Fund that shareholders of the Fund receive will be taxed at a higher rate than dividends eligible for the reduced tax rate applicable to qualified dividend income.

October 13, 2014

Comment No. 7:     To the extent the Fund intends to employ leverage by borrowing as permitted under Section 18(f)(1) of the 1940 Act, please disclose such fact in the Prospectus.

Response:     The Fund has no current intention to employ leverage by borrowing from a bank as permitted under Section 18(f)(1) of the 1940 Act.

Comment No. 8:     Please include risk factors for convertible securities and master limited partnerships, as they are investments included in the discussion of the Fund’s principal investment strategies.

Response:     The Fund will not invest in master limited partnerships as a principal investment, and therefore has not added a risk factor to the Prospectus. The requested risk factor relating to convertible securities has been added.

Principal Security Types

How to Buy and Sell Shares

Comment No. 9:     Please clarify the meaning of the term “program sponsor.”

Response:     As disclosed in the Prospectus, shares of the Fund may be purchased and held only by or on behalf of clients participating in certain “wrap fee” or other separately managed portfolio (SMP) programs for which TDAM provides strategies pursuant to which client accounts may be managed. As a result, the Registrant respectfully submits that the term “program sponsor” is commonly understood by the prospective shareholders of the Fund.

STATEMENT OF ADDITIONAL INFORMATION

Investment Policies and Restrictions

Comment No. 10:     In the section of the SAI entitled “Investment Policies and Restrictions —Derivatives” please revise the first sentence of disclosure in the paragraph entitled “Asset Coverage Requirements for Certain Derivative Transactions” to state as follows (suggested additions in bold and suggested deletions in strikethrough): The Fund will comply with all regulations, rules, interpretations, and guidelines established by the SEC with respect to coverage of ~~various~~ all derivative transactions and other transactions that may create senior securities.

Response:     The Registrant is not aware of any regulations or rules established by the SEC with respect to asset coverage of all derivative transactions, and as a result has not made the changes requested for the first part of the above-referenced sentence. The Registrant has also not made the change requested for the second part of the above-referenced sentence, since the relevant section only relates to asset coverage requirements for certain derivative transactions.

Comment No. 11:     In the section of the SAI entitled “Investment Policies and Restrictions —Master Limited Partnerships,” please note that MLP investments made by the Fund may result in investors being required to either request extensions to file their tax returns or file amended returns. Where the Fund invests in MLPs taxed as partnerships, the Fund will typically not receive its “K-1” tax statements from the MLPs until after January 31st, the date on which the Fund is required to mail its own “1099s” to investors. The K-1 may indicate that the Fund has miscalculated its own taxable income on the tax return it is required to file on March 15th as a result of mischaracterizing the tax character of the MLP distributions it received. If so, the Fund will send shareholders a corrected 1099 in May or June, and this may require shareholders to file amended personal tax returns. This risk should be disclosed.

October 13, 2014

Response:     The Registrant has added the following disclosure to the section of the SAI entitled “Dividends and Taxes”:

Where the Fund invests in MLPs taxed as partnerships, the Fund will typically not receive its “K-1” tax statements from the MLPs until after the date on which the Fund is required to mail its own “1099s” to investors.  It is possible that the K-1s received may indicate that the Fund has miscalculated the taxability of the distributions that it has paid as a result of mischaracterizing the tax character of the MLP distributions it received.  In such case, shareholders may receive a corrected 1099 in May,  June, or later, and this may result in shareholders needing to file amended personal tax returns.

Comment No. 12:     In the section of the SAI entitled “Investment Policies and Restrictions —Securities Lending,” please disclose that the following conditions must be met whenever the Fund’s portfolio securities are loaned: (1) the Fund must require the borrower to increase the collateral so that it remains equal to at least 100% of the value of the portfolio securities loaned whenever the market value of the securities loaned rises above the current level of such collateral; (2) the Fund must be able to terminate the loan at any time; (3) the Fund must receive reasonable interest on the loan, as well as any dividends, interest or other distributions payable on the loaned securities, and any increase in market value; (4) the Fund may pay only reasonable custodian fees in connection with the loan; and (5) while any voting rights on the loaned securities may pass to the borrower, the Fund’s Board must be able to terminate the loan and regain the right to vote the securities if a material event adversely affecting the investment occurs. See “State Street Bank and Trust Co.,” (pub. avail. Sept. 29, 1972) and “State Street Bank and Trust Co.,” (pub. avail. Jan. 29, 1972).

Response:     As required by Section 8(b)(1) of the 1940 Act and Item 16(c)(vi) of Form N-1A, the Fund has disclosed its policy on the making of loans. The Fund does not currently expect to engage in lending of portfolio securities as a principal investment strategy. The Fund has added the following statement to the disclosure in the above-referenced section to address the Staff’s comment:

Securities loans shall be made in accordance with applicable law.

Comment No. 13:     Please explain supplementally what is intended by the statement in Fundamental Investment Restriction (7) that: “For purposes of this Fundamental Investment Restriction, the entry into repurchase agreements, lending securities and acquiring of debt securities shall not constitute loans by the Fund.”

October 13, 2014

Response:     The above-referenced statement is intended to clarify that the entry into repurchase agreements, lending of securities or the acquisition of debt securities by the Fund would not be deemed loans by the Fund for purposes of Fundamental Investment Restriction number (7).

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Sincerely,

/s/ Elliot J. Gluck

Elliot J. Gluck

cc:	Michele Teichner, TDAM USA Inc.

Margery K. Neale, Willkie Farr & Gallagher LLP